SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

6 November 2024

PRUDENTIAL PLC Q3 BUSINESS PERFORMANCE UPDATE

Q3 YTD new business profit up 11 per cent (9 per cent excluding economic impacts)

Performance highlights on a constant (and actual) exchange rate basis for the nine months ended 30 September 2024

●     Q3 year to date new business profit was $2,347 million, up 11 per cent (10 per cent) including economic impacts. Q3 year to date new business profit excluding economic impacts was up 9 per cent (7 per cent)
●     Q3 year to date APE sales were up 7 per cent (5 per cent) to $4,638 million. APE sales for the three months ended 30 September were up 10 per cent (10 per cent) compared with the same period in the prior year, with all segments growing in the discrete third quarter.

Anil Wadhwani, Chief Executive Officer of Prudential, commented:
"Our new business performance in the third quarter saw our momentum continue as expected. APE sales for the three months ended 30 September were up 10 per cent compared with the same period last year. Our multi-channel distribution model has driven broad based new business profit growth including, on a total regional basis, in Greater China, ASEAN and Africa. Looking ahead, we remain on track for growth in new business profit in 2024 of between 9 to 13 per cent. Through our transformation programme we continue to drive growth and quality. In line with our ambition to expand our distribution strength in our key ASEAN markets, we are delighted to enter a long-term partnership with Bank Syariah Indonesia, the biggest Syariah bank in Indonesia, which gives us access to circa 20 million customers. We have also taken full ownership of our Nigeria life operations."

Business Performance (on a constant exchange rate basis)
Total APE sales were up 7 per cent in the nine months ended 30 September and up 10 per cent in the discrete third quarter compared with the same prior year period. Growth in the third quarter was broad based across all segments, highlighting the benefits of our multi-channel distribution model and our diversified geographic presence. Our agency growth in Q3 was broad based across our four multi-market growth regions and we continue to focus on agent activation and productivity of agents. Agency APE sales grew by 11 per cent in the discrete third quarter compared with the same period in the prior year. Bancassurance APE sales were up 21 per cent in the nine months ended 30 September, with the discrete third quarter increasing by 12 per cent when compared with the same period in the prior year. This increase in APE sales in the third quarter was driven by growth from Hong Kong, China and Thailand, with the level of growth moderating in Taiwan. The execution of the first tranche of our $2 billion share buyback continues with a total of 66 million shares repurchased as at 31 October 2024 for £437 million ($570 million).

Outlook
Given our performance in the nine months ended 30 September, we believe we are on track for our expected 2024 new business profit growth trajectory of 9-13 per cent, assuming economics consistent with those applied in our FY23 reporting and on a constant foreign exchange rate basis. This trajectory is consistent with achieving our 2027 new business profit objective.

APE new business sales (APE sales) and EEV new business profit (NBP)

			Constant exchange rate				Actual exchange rate
	YTD 30.09.2024 $m		YTD 30.09.2023 $m		Change %		YTD 30.09.2023 $m		Change %
	APE sales	NBP	APE sales	NBP	APE sales	NBP	APE sales	NBP	APE sales	NBP
Total	4,638	2,347	4,325	2,109	7%	11%	4,417	2,143	5%	10%
Total new business margin (%)		51%		49%				49%
Total excluding economic impacts	4,638	2,294	4,325	2,109	7%	9%	4,417	2,143	5%	7%
Total new business margin excluding economic impacts (%)		49%		49%				49%

Market highlights for the nine months ended 30 September 2024

(New business profit commentary below excludes the impacts of economics and both new business profit and APE sales are on a constant currency basis. See "Definitions of Performance Metrics" below for more details.)

In Hong Kong we have delivered 8 per cent growth in new business profit for the first nine months of 2024. This was driven by improved new business margins following pricing actions undertaken earlier in the year and our continued focus on the quality of the products we sell. Total APE sales for the three months to 30 September 2024 were up 12 per cent compared with the same period in the prior year contributing to sales for the first nine months being only 1 per cent lower than the prior year, when we outperformed the market. While overall agency APE sales were down in the first nine months, agency APE sales in the three months to 30 September 2024 grew by 8 per cent compared with the same period in the prior year, following positive momentum in September. APE sales from the bancassurance channel grew by 33 per cent during the third quarter compared with the same period in the prior year.

Sales to both domestic customers and Chinese Mainland visitors grew in the three months to 30 September 2024, with APE sales to domestic customers up 36 per cent on the equivalent prior year period and APE sales to Chinese Mainland visitors up 1 per cent on the same basis. We continue to prioritise channels where we have a stronger control of the customer experience and remain focused on value generated by new business.

CITIC Prudential Life (CPL), our Chinese Mainland joint venture, grew significantly in the third quarter resulting in a 12 per cent increase in new business profit in the nine months to 30 September 2024. This was driven by increased new business profit margins as product mix improved as we continued to move to less capital intensive, higher margin products. APE sales for the nine months to 30 September 2024 were (6) per cent lower compared with the same period last year. However APE sales for the three months ended 30 September grew by 36 per cent compared with the same period in the prior year as the growth momentum improved as expected. During this three month period, both agency and bancassurance channels saw growth compared with the same period in the prior year.

As previously announced by CPL, each shareholder will be making a further $176 million cash contribution to increase the capital of CPL to complement the ongoing actions the business is already undertaking. This is subject to the relevant regulatory approvals.

Singapore: New business profit for the nine months ended 30 September grew by 15 per cent compared with the prior year, underpinned by a 14 per cent increase in APE sales. Overall APE sales in the discrete third quarter were up 6 per cent compared with the same period in the prior year. The discrete third quarter saw our agency channel perform strongly, with APE sales up 25 per cent compared with the prior year. Bancassurance channel APE sales declined by (12) per cent in the discrete third quarter compared with the same period in the prior year as our bancassurance partners pivoted to our higher margin products. This margin expansion together with strong top-line performance in agency supported an increase in new business profit in both channels in the quarter demonstrating the benefits of our diversified business model.

Malaysia: New business profit for the nine months ended 30 September was (6) per cent lower compared with the same period in the prior year, with APE sales in the same period up 7 per cent. Margins were lower given the channel mix shift in the period. Agency sales in the conventional life business declined year-on-year as we took repricing actions to both protect the value of the "in force" business and so that new business can be written more profitably, amid high medical inflation in the country. We led the health market with our discipline and have introduced claims-based pricing products to improve customer affordability. We expect to see the benefits of our management actions in both the quality and affordability of health products over the course of next year. In the discrete third quarter, total APE sales increased by 1 per cent compared with the same period last year, and APE sales through the bancassurance channel grew 19 per cent on the same basis, reflecting the combined strength of our partnerships with UOB and SCB. We anticipate that sales trends in both agency and bancassurance will normalise during 2025.

Indonesia: New business profit for the nine months ended 30 September was down (2) per cent, with APE sales for the same period being (9) per cent lower, as the pivot from linked business to traditional products improved new business profit margins. APE sales in the three months to 30 September were 29 per cent higher than the same period last year, driven by continued sales growth in the bancassurance channel and improved performance in the agency channel. Sales of health and protection products rose, largely supported by successful product launches aimed at better "in force" performance of the business. While we are encouraged by this quarter's growth, we remain focused on our transformation programme to create the conditions for more sustainable growth in this strategically important market.

In our "Growth Markets and Other" segment, new business profit for the nine months ended 30 September increased by 11 per cent compared with the same period last year. The 21 per cent growth in year-to-date APE sales was driven by Thailand, Taiwan, India and Africa. New business margins declined given business mix effects. Q3 discrete APE sales grew 6 per cent, with good growth delivered in India, Africa and Thailand while, as expected, there was slower growth in Taiwan, after an exceptionally strong performance in the same period in the prior year.

Eastspring built on the strong performance seen in the first half of 2024 with funds under management or advice (FUM) continuing to grow, reaching $271.4 billion at the end of September 2024, up from $247.4 billion at the end of June 2024. We are encouraged by the $4.6 billion of year to date net inflows from third parties (excluding money market funds and funds managed on behalf of M&G), with continued strong flows into the retail business partially offset by institutional outflows. Q3 discrete net inflows on the same basis were $1.7 billion. FUM growth was also supported by net inflows from the Group's insurance business and positive market and exchange rate movements.

Q3 YTD Traditional Embedded Value (TEV) new business profit
To assist the transition to TEV in 2025 we are providing the TEV new business profit for the nine months ended 30 September 2024, which was $1,764 million (post central costs and calculated using average exchange rates for the nine month period).

Notes

Comparisons are to the first nine months of the prior year unless otherwise stated and year-on-year percentage changes are provided on a constant exchange rate basis unless otherwise stated. All results are presented in US dollars.

References to new business profits growth in 2024 of between 9 to 13 per cent are on the basis of assuming economics consistent with those applied in our FY23 reporting and on a constant foreign exchange rate basis.

See "Definitions of Performance Metrics" below for explanation of performance measures used in this announcement.

Contact:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Metrics presented

This business performance update provides information on the trading and sales development of the Group in the first nine months of 2024. This update focusses on annual premium equivalent (APE) and new business profit (NBP), which are key metrics used by the Group's management to assess and manage the development and growth of the business. APE sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. NBP is measured in accordance with European Embedded Value (EEV) Principles and reflects the value of future profit streams which are not fully captured in shareholders' equity in the year of sale under IFRS. Under this methodology, discount rates and other economic assumptions are updated at the end of each reporting period to reflect current interest rates, introducing a degree of volatility into the NBP measure. In addition, the entire NBP amounts within a given reporting period are updated using end of period discount rates. In particular, the first nine months of 2024 NBP contained in this announcement is based on interest rates as at 30 September 2024. When published, the full year 2024 results will contain NBP for the full year based on interest rates as at 31 December 2024. Consequently, the NBP values for the first nine months of 2024 that will be included in the full year 2024 results may differ to the amounts presented in this announcement. In addition to the NBP presented as described above, we also present new business profit excluding economic impacts. This is NBP calculated using interest rates and other economics at 30 September 2023 to show underlying growth compared with the prior year. It is based on average exchange rates for the three months ended 30 September 2024 which are also used to determine the constant exchange rate Q3 2023 amount.

In its 2024 Half-Year Financial Report, the Group announced its intent to convert to Traditional Embedded Value (TEV) from the first quarter of 2025. This report contains a TEV new business profit for the nine months to 30 September 2024 which will be the comparative for Q3 2025 reporting. The approach to the conversion to TEV was discussed in the Financial Review section of the 2024 Half Year Financial Report. In particular current risk-free rates were replaced with long-term risk-free rates, with trending from current rates to long-term rates if appropriate, and the economic volatility seen in our EEV reporting (discussed above) is reduced.

The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Further information about these metrics including a reconciliation of EEV shareholders' equity for half year 2024 to the most directly comparable IFRS measure can be found in the Group's 2024 Half-Year Financial Report.

Definitions of Performance Metrics

Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products.

Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

New business profit
Presented on a post-tax basis, on business sold in the period calculated in accordance with EEV principles.

New business profit excluding economic impacts
New business profit in accordance with EEV principles excluding economic impacts (and the movements therein) represents the amount of new business profit for the first nine months of 2024 calculated using economics (including interest rates) as at 30 September 2023 and average exchange rates for the first nine months of 2024. The percentage change excluding economics excludes the impact of the change in interest rates and other economic movements in the period from that applicable to the new business profit in the first nine months of 2023, and applies consistent average exchange rates from the first nine months of 2024.

See the Prudential 2024 Half Year Financial Report for further information on the metrics above, including reconciliations to IFRS where appropriate.

Forward-Looking Statements

This announcement contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

●        current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict, conflict in the Middle East, and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;
●        asset valuation impacts from the transition to a lower carbon economy;
●        derivative instruments not effectively mitigating any exposures;
●        global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
●        the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
●        the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
●        the physical, social, morbidity/health and financial impacts of climate change and global health crises, which may impact Prudential's business, investments, operations and its duties owed to customers;
●        legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability (including ESG and climate-related) reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
●        the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
●        the impact of competition and fast-paced technological change;
●        the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
●        the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
●        the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's operations or employees;
●        the availability and effectiveness of reinsurance for Prudential's businesses;
●        the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
●        disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners);
●        the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
●        the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
●        the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential's 2024 Half Year Financial Report, available on Prudential's website at www.prudentialplc.com.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of Prudential's 2024 Half Year Financial Report, available on Prudential's website at www.prudentialplc.com.

Cautionary Statements

This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 November 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer